Exhibit 99.2

NANO DIMENSION LTD.

2 ILAN RAMON, NESS ZIONA, 7403635 ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON SEPTEMBER 7, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 7, 2023, at 3:00 pm, Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, September 7, 2023, at 5:00 pm. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Item 3 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting, to Mr. Itay Mandel, the Company’s Global Head of Legal, or Mr. Tomer Pinchas, the Company’s Chief Operating Officer, e-mail address: itay.mandel@nano-di.com or tomer.p@nano-di.com, respectively, no later than July 31, 2023.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Itay Mandel, the Company’s Global Head of Legal, or Mr. Tomer Pinchas, the Company’s Chief Operating Officer, at 2 Ilan Ramon, Ness Ziona, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 28, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than September 2, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (12,603,248 Ordinary Shares) and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the Proxy Statement and voting material, during the Company’s business days and working hours, according to applicable law.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including adding items on the agenda, and there may be Position Statements which can be published. Therefore, to the extent there are changes, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent auditor firm until the next annual general meeting and authorized the Company’s Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of Somekh Chaikin as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Somekh Chaikin as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

ELECTION OF THE COMPANY’S CLASS III DIRECTORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Company’s Amended and Restated Articles of Association provide that the Company may have at least three and not more than twelve directors.

The Company’s Board of Directors currently consists of nine (9) directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Amended and Restated Articles of Association.

According to the Company’s Articles of Associations, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Messrs. Amit Dror, Igal Rotem and Yoav Stern, whose current terms will expire at the Company’s 2024 annual general meeting of shareholders and upon the election (and qualification) of their respective successors;

(ii)	The Company’s Class II directors are Messrs. Simon Anthony-Fried, Roni Kleinfeld and J. Christopher Moran, whose current terms will expire at the Company’s 2025 annual general meeting of shareholders and upon the election (and qualification) of their respective successors;

(iii)	The Company’s Class III directors are Messrs. Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi, whose current terms will expire at the Meeting.

The Company’s Board of Directors has approved the nomination of each of the following for re-election as a Class III directors - Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi (the “Directors”). The Company’s Board of Directors recommends that shareholders re-elect each of the Directors as Class III directors, each for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election, as the case may be, of each nominee as a Class III director.

Each of the nominees, whose professional background is provided below, has advised the Company that they are willing, able and ready to serve as a Class III director if re-elected, as the case may be. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of the Directors.

The Board of Directors has resolved to adopt the Nasdaq corporate governance exemption, and accordingly, the Company is not required to appoint external directors as such are defined in the Companies Law.

The Company’s Board Diversity Matrix pursuant to Nasdaq’s Rule 5605(f) is available on the Company’s website at the following address: investors.nano-di.com/governance-1

In addition, the Nomination Committee and Board has determined that each of Messrs. Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi is independent under the Nasdaq listing standards.

Subject to the re-election of Messrs. Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi, respectively, they will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers insurance, all as previously approved in accordance with the Companies Law and the Company’s compensation policy.

Set forth below is certain biographical information regarding the background and experience for each nominee:

Mr. Yoav Nissan Cohen

Mr. Yoav Nissan-Cohen has served on our board of directors since December 2022. Mr. Nissan-Cohen’s career covers almost 40 years of scientific research, technology development, and executive management. He worked as a research scientist in General Electric’s Research and Development Center in New York from 1988 to 1991. In 1991, he joined National Semiconductor, and in 1993 he was one of the founders of Tower Semiconductor Ltd. (TLV: TSEM), where he served as chief executive officer, took the company public on the Nasdaq Capital Market, and built a $1.5 billion advanced semiconductor facility. Mr. Nissan-Cohen was a venture partner in a large VC fund, and later served as the chairman and chief executive officer of Amimon, Inc., a semiconductor company, from 2005 to 2013, providing the only solution for a zero-latency wireless camera link for various medical and other video applications. Mr. Nissan-Cohen has been an executive board member in Weebit Nano (ASX: WBT) since January 2018, a semiconductor company developing a new class of semiconductor memory chips, and the chairman of VisionLab Ltd., a company specializing in advanced vision-based solutions for industrial and military applications, as well as TeraCyte Analytics Ltd., a biotechnology company which developed a platform for high throughput temporal analysis of live single-cells, with breakthrough applications for research, discovery, and development of new drugs and therapies. Mr. Nissan-Cohen holds a Ph.D. in physics from the Hebrew University in Jerusalem.

Ms. Oded Gera

Mr. Oded Gera has served on our board of directors since April 2021. Mr. Gera has served as Senior Global Advisor in Rothschild & Co. Global Advisory from 2018. He is the former Chairman and Founder of Rothschild & Co. in Israel. Mr. Gera has served as Lord Jacob Rothschild’s Entrepreneur in Residence from 2004 to 2007, as well as an advisor to the board of directors of Robeco Sustainable Private Equity Fund from 1998 to 2006. Prior to his service at Rothchild & Co., Mr. Gera was the Chief Executive Officer of The Israel Diamond Exchange, which was subsequently bought by a public company in 1996. Previously, he was the founder and owner of the Oded Gera fashion house, which became a household name in Israel.

Ms. Channa (Hanny) Caspi

Ms. Channa (Hanny) Caspi has served on our board of directors since April 2022. Ms. Caspi is the Chief Executive Officer of C-OP Ltd., an international relations strategic consulting group, a position she has held since 2013. She had served for almost 30 years in the Israeli Defense Forces (IDF) from 1984 to 2013. She was the Head of the IDF International Defense Cooperation Department, designing international relations policy, expanding the security state connections and initiating, planning and organizing mutual activities with foreign defense forces - dialogues, visits and joint exercises. Prior to that, Ms. Caspi had served as the IDF Defense Attaché to The Netherlands, Belgium and Luxemburg and IDF representative to the North Atlantic Treaty Organization. She was credited for strengthening the cooperation between the IDF and the Netherlands Defense Forces, including expansion of the defense export and the relations between the Israeli and Dutch defense establishments. Ms. Caspi served from 1984 until 2007 in the IDF Attorney General Office as Head of the Legislation and Legal Advice Department. There, she had initiated and established a large-scale body for counseling and legislation to provide legal assistance in various subjects, which was integrated in the work of many military organizations. Ms. Caspi represented the IDF in the “Knesset” (Parliament), where she was involved in legislative processes and discussions, personally responsible for issuing legislations related to military activity. She was engaged in core legal issues with the Ministry of Justice and the Attorney General concerning petitions to the High Court of Justice. Ms. Caspi received a Bachelor of Law degree from the Bar-Ilan University, and is finalizing her thesis for a Master of Law degree from the Bar-Ilan University, and is a graduate of Tel Aviv University’s special program for medicine and law and a graduate of the “Mifne” program for Senior Military Management.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Yoav Nissan Cohen as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Oded Gera as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Col. (Res.) Channa (Hanny) Caspi as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until she ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The election of each director shall be voted upon separately.

The appointment of each Class III Director requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the re-election of each of the Directors.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND THE ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2022, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 20221, filed with the SEC on March 30, 2023, are available on the Company’s website at the following address:

https://investors.nano-di.com/financial-info

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2022.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as companies incorporated in states in the United States whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 24, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 24, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yoav Stern, Chairman of the Board of Directors

[1]	Including details regarding compensation granted to the Company’s five most highly compensated officers and directors during or with respect to the year ended December 31, 2022.